<u>**Schedule A**</u>

Directors and Executive Officers of Reporting Persons

The following tables set forth the name and present principal occupation or employment of each of the managers, directors and executive officers of the Reporting Persons.

Managers and Executive Officers of Koch Icon Investments, LLC

Name	Position
Watson, Brett	President and Manager
Harris, Michael C.	Vice President and Manager
Schaeffer, Adam	Secretary and Manager
Strickler, Stephanie	Treasurer

Managers and Executive Officers of Koch Equity Development LLC

Name	Position
Watson, Brett	President and Manager
Harris, Michael C.	Vice President
Streich, Anthony	Vice President
Hewitt, Matthew	Vice President
Greco, Francis	Vice President
Scribbins, Joseph	Vice President
Schaeffer, Adam	Secretary
Goering, Ross A.	Treasurer
Schaeffer, Adam	General Counsel
Dinkel, Richard K.	Manager
Hannan, James B.	Manager

Managers and Executive Officers of Koch Investments Group, LLC

Name	Position
May, David J.	President and Manager
Watson, Brett	Vice President
Francis, Jake	Vice President
Knight, Byron	Vice President
Russell, Timothy	Chief Financial Officer and Treasurer
Fazio, Raffaele	Secretary
Schaeffer, Adam	Assistant Secretary
Dinkel, Richard K.	Manager

Hannan, James B.	Manager

Managers and Executive Officers of Koch Investments Group Holdings, LLC

Name	Position
Hannan, James B.	President and Manager
May, David J.	Vice President and Manager
Russell, Timothy	Chief Financial Officer and Treasurer
Fazio, Raffaele	Secretary
Schaeffer, Adam	Assistant Secretary
Dinkel, Richard K.	Manager

Managers and Executive Officers of Koch Companies, LLC

Name	Position
Hannan, James B.	President and Chief Operating Officer
Dinkel, Richard K.	Executive Vice President and Chief Financial Officer
May, David J.	Vice President - Investment Management
Bushman, Randall A.	Vice President - Pension and Investments
Chennault-Reid, Cara	Vice President - Human Resources
Geoffroy, III, Raymond F.	General Counsel and Secretary
Palmer, Kristi	Controller
Goering, Ross A.	Treasurer
Fitzsimmons, Adam	Assistant Secretary
Stiles, Dory	Assistant Treasurer
Hannan, James B.	Manager
Robertson, David L.	Manager

Directors and Executive Officers of Koch, Inc.

Name	Position
Koch, Charles G.	Chairman of the Board and Co-Chief Executive Officer and Director
Robertson, David L.	Vice Chairman of the Board and Co-Chief Executive Officer and Director
Hannan, James B.	President and Chief Operating Officer and Director
Razook, Bradley J.	Executive Vice President & Chief Executive Officer – Resources and Director
Dinkel, Richard K.	Executive Vice President and Chief Financial Officer and Director

Koch, C. Chase	Executive Vice President - Origination and Partnerships and Director
Geoffroy, Raymond F., III	Senior Vice President - General Counsel and Secretary
Luetters, Mark E.	Senior Vice President - Ag, Energy and Trading
Ellender, Philip G.	Vice President - Government and Public Affairs
Dotson, David C.	Vice President - Engineered Solutions
May, David J.	Vice President - Investment Management
Bushman, Randall A.	Vice President - Pension and Investments
Chennault-Reid, Cara	Vice President - Human Resources
Corrigan, Sheryl	Vice President - Environmental, Health and Safety
Palmer, Kristi	Controller
Cooley, Jenny	Assistant Secretary
Fazio, Raffaele G.	Assistant Secretary
Fitzsimmons, Adam	Assistant Secretary
Flesher, Gregory W.	Director
Koch, Julia F.	Director
Marshall, Elaine T.	Director
Goering, Ross A.	Treasurer
Allman, Ginger	Assistant Treasurer
Glenn, Philip A.	Assistant Treasurer